Via Facsimile and U.S. Mail
Mail Stop 6010

August 11, 2008

Mr. Joshua Schein
Chief Executive Officer
Lev Pharmaceuticals, Inc.
675 Third Avenue, Suite 2200
New York, NY 10017

**Re: Lev Pharmaceuticals, Inc.
          Form 10-K for the Year Ended December 31, 2007
          Form 10-Q for the Quarterly Period Ended March 31, 2008
          File No. 000-32947**

Dear Mr. Schein:

        We have completed our review of the above filings and have no further comment at
this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief